RECEIVED

PUBLIC POWER CORPORATION S.A.

30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/DI : 448 / 24-7-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

07025598

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
AUG 0 1 2007
THOMSON
FINANCIAL

7/31

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC SA announces that the Board of Directors decided the cancellation of the Extraordinary General Meeting of the shareholders that was set to take place on 26-7-2007. The Extraordinary General Meeting will be convened by a new invitation.

Athens, July 24, 2007

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : 5/Δ1:449/24-7-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The Board of Directors of PPC S.A. during its meeting today awarded the contract for the assignment of the design, procurement, delivery, installation and commissioning of a combined cycle natural gas Unit of 427,4 MW installed capacity to be located in Aliveri, to the most competitive bidder, METKA S.A.

The project will cost € 219,160 thousand. The project should be completed within 27 months from the signing of the contract, which shall be signed within the next month.

Moreover, the BoD approved the signing of a contract for the long-term maintenance of the gas turbine of the above project for the first six (6) years of its operation with the company ALSTOM INFRASTRUCTURE ATEE for a total price of €16.452.041, with PPC having the option to extend it for six more years with the same terms and the conditions.

Athens, July 24, 2007

END